FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

  X

                                Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

    No

    ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

___________________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

February 9, 2004

Form:1	COMPANY NAME:	SOUTHWESTERN RESOURCES CORP.	STOCK SYMBOL:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	19,560,587
ADD:	Stock Options Exercised	26,500
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	19,587,087

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				575,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jan.15/04	Richard Petersen	May 3/94	$5.00	(18,500)

			SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	557,000*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				561,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jan.28/04	Xianda Wang	May 21/03	$6.70	(8,000)

			SUBTOTAL	(8,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	553,500*
Stock Option Outstanding – Closing Balance – Grand Total	1,110,500*

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			29,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			29,500

All information reported in this Form is for the month of December 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	February 9, 2004

CONTINUED POSITIVE DRILL RESULTS

BOKA GOLD PROJECT – YUNNAN PROVINCE, CHINA

January 8, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that assay results have been received for a further three drillholes from the drilling program at the Boka Gold Project located in Yunnan Province, southern China.  Results from holes B03-17, B03-18 and B03-19 continue to show consistent widespread distribution of gold mineralization.

These holes are part of an ongoing 20,000 metre drill program designed with two objectives that include drilling the Boka 1 gold zone on a 50 metre spacing and broad spaced drilling (200 metres) of an extensive soil anomaly traced for five kilometres south of Boka 1.  Five rigs are presently operating.

Results from the latest drillholes are outlined in the following table.

Hole No.	Intersection		Interval	Assay	Comments
	From (metres)	To (metres)	(metres)	Grams per tonne gold

B03-17	194.30	240.70	46.40	2.9	Quartz carbonate sulphide
including	198.85	215.70	16.85	4.6	breccia and stockwork

B03-18	72.50	85.40	12.90	3.4	Quartz carbonate sulphide
	109.75	138.70	28.95	2.7	breccia and stockwork

B03-19	129.40	180.70	51.30	2.9	Sulphide breccia and quartz
including	133.40	152.80	19.40	4.2	carbonate stockwork

For drillhole locations, please visit our website at www.swgold.com.

Mineralization in the above holes is consistent with the previous 16 holes drilled over a three kilometre strike length, and is associated with a strong gold in soil anomaly and outcropping gold mineralization.  Recently completed soil geochemical surveys over various other parts of the joint venture leases have defined several other prominent gold in soil anomalies and a trenching program has been initiated to test these anomalies in preparation for drilling.

Five drillholes are in progress, two of which are at Boka 1 South and three are near Boka 7.  The Company is in discussions with several contractors, including one North American group, to increase the number of rigs at the Project.  During the recent holiday break, only two of the five rigs at the Project were operating.  The drilling program is now back to full production and it is anticipated that a further six holes will be completed in the next 10 days.

…more

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to IPL Laboratories (ISO 9002) sample preparation facility in Kunming located 280 kilometres by road southwest of the Boka Project Area.

Drill core samples are prepped to -10 mesh at the IPL facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an

ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by Dr. Xianda Wang, PhD (University of Salzburg) and Mr. John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam gold-silver project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

SOUTHWESTERN’S PARTNER CEASES SMALL SCALE MINING

AT BOKA GOLD PROJECT – YUNNAN PROVINCE, CHINA

January 27, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) reports that it has paid its partner, Team 209 of the Yunnan Nuclear Industry, US$1.7 million to cease the small scale mining operations that Team 209 was carrying out at Boka 1 North Gold Zone. This allows Southwestern unobstructed access to drill the Boka 1 North Gold Zone, which was previously unavailable due to Team 209’s small mining activities. Southwestern can earn a 90% interest in the Cooperative Company that holds the Boka exploration and mining licenses by contributing a further US$1.5 million to the Cooperative Company, which contribution will be made to fund the current drilling program.

John Paterson, President of Southwestern, stated “The payment to Team 209 allows the Company to accelerate its earning 90% of the Boka Project.  It is essential that mining in the Boka 1 North Gold Zone be discontinued to allow for the planning of a close spaced surface and underground drilling program to start as soon as possible.  This program is part of the Company’s objective to drill off the Boka 1 Gold Zone at 50 metre spacing by year end under its Cdn $6.8 million 20,000 metre drilling program.”

The exploration program is being carried out by Dr. Xianda Wang, PhD (University of Salzburg) and Mr. John Paterson (Member, AUSIMM and the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam gold-silver project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration, or

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

January 8, 2004

Item 3.

Press Release

The Issuer issued a press release on January 8, 2004

Item 4.

Summary and Full Description of Material Change

The Company pleased to report that assay results have been received for a further three drillholes from the drilling program at the Boka Gold Project located in Yunnan Province, southern China.  Results from holes B03-17, B03-18 and B03-19 continue to show consistent widespread distribution of gold mineralization.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 15th day of January 2004.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

CONTINUED POSITIVE DRILL RESULTS

BOKA GOLD PROJECT – YUNNAN PROVINCE, CHINA

January 8, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that assay results have been received for a further three drillholes from the drilling program at the Boka Gold Project located in Yunnan Province, southern China.  Results from holes B03-17, B03-18 and B03-19 continue to show consistent widespread distribution of gold mineralization.

These holes are part of an ongoing 20,000 metre drill program designed with two objectives that include drilling the Boka 1 gold zone on a 50 metre spacing and broad spaced drilling (200 metres) of an extensive soil anomaly traced for five kilometres south of Boka 1.  Five rigs are presently operating.

Results from the latest drillholes are outlined in the following table.

Hole No.	Intersection		Interval	Assay	Comments
	From (metres)	To (metres)	(metres)	Grams per tonne gold

B03-17	194.30	240.70	46.40	2.9	Quartz carbonate sulphide
including	198.85	215.70	16.85	4.6	breccia and stockwork

B03-18	72.50	85.40	12.90	3.4	Quartz carbonate sulphide
	109.75	138.70	28.95	2.7	breccia and stockwork

B03-19	129.40	180.70	51.30	2.9	Sulphide breccia and quartz
including	133.40	152.80	19.40	4.2	carbonate stockwork

For drillhole locations, please visit our website at www.swgold.com.

Mineralization in the above holes is consistent with the previous 16 holes drilled over a three kilometre strike length, and is associated with a strong gold in soil anomaly and outcropping gold mineralization.  Recently completed soil geochemical surveys over various other parts of the joint venture leases have defined several other prominent gold in soil anomalies and a trenching program has been initiated to test these anomalies in preparation for drilling.

Five drillholes are in progress, two of which are at Boka 1 South and three are near Boka 7.  The Company is in discussions with several contractors, including one North American group, to increase the number of rigs at the Project.  During the recent holiday break, only two of the five rigs at the Project were operating.  The drilling program is now back to full production and it is anticipated that a further six holes will be completed in the next 10 days.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to IPL Laboratories (ISO 9002) sample preparation facility in Kunming located 280 kilometres by road southwest of the Boka Project Area.

Drill core samples are prepped to -10 mesh at the IPL facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an

ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by Dr. Xianda Wang, PhD (University of Salzburg) and Mr. John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam gold-silver project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

January 27, 2004

Item 3.

Press Release

The Issuer issued a press release on January 27, 2004

Item 4.

Summary and Full Description of Material Change

The Company reports that it has paid its partner, Team 209 of the Yunnan Nuclear Industry, US$1.7 million to cease the small scale mining operations that Team 209 was carrying out at Boka 1 North Gold Zone. This allows Southwestern unobstructed access to drill the Boka 1 North Gold Zone, which was previously unavailable due to Team 209’s small mining activities. Southwestern can earn a 90% interest in the Cooperative Company that holds the Boka exploration and mining licenses by contributing a further US$1.5 million to the Cooperative Company, which contribution will be made to fund the current drilling program.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 28th day of January 2004.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

SOUTHWESTERN’S PARTNER CEASES SMALL SCALE MINING

AT BOKA GOLD PROJECT – YUNNAN PROVINCE, CHINA

January 27, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) reports that it has paid its partner, Team 209 of the Yunnan Nuclear Industry, US$1.7 million to cease the small scale mining operations that Team 209 was carrying out at Boka 1 North Gold Zone. This allows Southwestern unobstructed access to drill the Boka 1 North Gold Zone, which was previously unavailable due to Team 209’s small mining activities. Southwestern can earn a 90% interest in the Cooperative Company that holds the Boka exploration and mining licenses by contributing a further US$1.5 million to the Cooperative Company, which contribution will be made to fund the current drilling program.

John Paterson, President of Southwestern, stated “The payment to Team 209 allows the Company to accelerate its earning 90% of the Boka Project.  It is essential that mining in the Boka 1 North Gold Zone be discontinued to allow for the planning of a close spaced surface and underground drilling program to start as soon as possible.  This program is part of the Company’s objective to drill off the Boka 1 Gold Zone at 50 metre spacing by year end under its Cdn $6.8 million 20,000 metre drilling program.”

The exploration program is being carried out by Dr. Xianda Wang, PhD (University of Salzburg) and Mr. John Paterson (Member, AUSIMM and the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam gold-silver project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration, or

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com